Prospectus Supplement No. 6	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated May 22, 2024)	Registration No. 333-278460

QT IMAGING HOLDINGS, INC.
Up to 43,795,000 Shares of Common Stock
Up to 17,711,129 shares of Common Stock by the Selling Securityholders
889,364 Warrants to Purchase Shares of Common Stock

This prospectus supplement (this “Supplement No. 6”) updates and supplements the prospectus dated May 22, 2024 (as further supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-278460). This prospectus supplement is being filed to supplement the information in the Prospectus related to the selling securityholders table in the Prospectus to reflect the distribution of 5,735,000 shares of common stock by GigAcquisitions5, LLC to certain distributees listed therein.

This prospectus relates to (a) the issuance by us of up to 43,795,000 shares of our common stock, par value $0.0001 per share (“Common Stock”) of QT Imaging Holdings, Inc. (the “Company” or “QT Imaging Holdings”), which consists of (i) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants, each exercisable for one share of Common Stock at a price per warrant of $2.30 (the “Public Warrants”), originally issued in the public offering (“IPO”) of GigCapital5, Inc. (“GigCapital5”) by the holders thereof, (ii) up to 795,000 shares of Common Stock that are issuable upon the exercise of 795,000 private placement warrants, each exercisable for one share of Common Stock at a price of $2.30 per warrant (the “Private Warrants”), originally issued in the private placement of units closed concurrently with the IPO, and (iii) up to 20,000,000 shares of Common Stock that we may, in our discretion, elect to issue and sell to Yorkville (as defined in the Prospectus), from time to time after the date of this prospectus, pursuant to the standby equity purchase agreement (the “SEPA”).

This prospectus also relates to the offer and sale from time to time by Selling Securityholders (as defined in the Prospectus) of up to 17,711,129 shares of Common Stock and warrants to purchase up to 889,364 shares of Common Stock, consisting of (i) 5,735,000 shares of Common Stock (the “Founder Shares”) acquired by our predecessor’s sponsor, GigAcquisitions5, LLC, a Delaware limited liability company (the “Sponsor”), at an effective purchase price of $0.0043592 per share, (ii) 795,000 shares of Common Stock (the “Private Placement Shares”) acquired by the Sponsor in the private placement of units concurrently with the IPO, at an effective purchase price of $9.519 per share, (iii) 94,364 shares of Common Stock (“Working Capital Shares”) issued upon conversion in full of the working capital loans made as non-interest-bearing note (the “Working Capital Note”) issued to the Sponsor by our predecessor, GigCapital5, at an effective purchase price of $9.99 per share, (iv) 10,000 shares of Common Stock (the “Insider Shares”) issued to Interest Solutions, LLC (“ICR”), an affiliate of ICR, LLC, an investor relations firm providing services to GigCapital5, as consideration for the provision of services that GigCapital5 expensed at a grant date fair value of $95,200 at issuance, (v) 5,603,201 shares of Common Stock (“Closing Shares”) issued to former holders of shares of common stock of QT Imaging, Inc. as merger consideration for such shares in connection with the business combination, which are parties to the Registration Rights Agreement, dated March 4, 2024, and the closing price of the shares issued as merger consideration on such date was $3.53 per share, (vi) 795,000 Private Warrants issued to the Sponsor as a part of the units in the private placement, at an effective purchase price of $0.481 per Warrant, (vii) 94,364 warrants issued to the Sponsor by our predecessor, GigCapital5 (the “Working Capital Warrants,” and together with the Private Warrants, the “Sponsor’s Warrants,” and the Sponsor’s Warrants together with the Public Warrants, collectively, the “Warrants”), as a result of the partial conversion of the Working Capital Note, at an effective purchase price of $0.01 per Warrant, (viii) up to 94,364 shares of Common Stock that are issuable upon the exercise of the 94,364 Working Capital Warrants (the “Working Capital Warrant Shares”), each exercisable for one share of Common Stock at a price of $2.30 per warrant, (ix) 5,375,000 shares of Common Stock (the “Yorkville Note Conversion Shares”) issuable pursuant to a Pre-Paid

Advance (as defined in the Prospectus) under the SEPA, dated November 16, 2023, by and among GigCapital5 and YA II PN, LTD, a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (“Yorkville”), at the conversion rate described in the Yorkville Note (as defined in the Prospectus), but not at this time expected to be less than $2.00 per share, and (x) 4,200 shares of Common Stock issued to Sea Otter Trading, LLC (the “Subscriber”) in consideration for services rendered by the Subscriber as set forth in the subscription agreement (the “Subscription Agreement”), dated April 22, 2024, with an assumed value for such services at $2.50 per share.

This Supplement No. 6 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 6 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 6, you should rely on the information in this Supplement No. 6.

Our Common Stock is currently listed on the Nasdaq Stock Market (the “Nasdaq”) and trades under the symbol “QTI.”

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties that are described under the heading “Risk Factors” beginning on page 17 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Supplement No. 6 or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 20, 2024.

ABOUT THIS PROSPECTUS SUPPLEMENT
The “Selling Securityholders” section in the Prospectus is modified by adding the information below with to update information to reflect the distribution of 5,735,000 shares of Common Stock by GigAcquisitions5, LLC (the “Sponsor”) to certain distributees listed therein. The following table sets forth certain information provided by or on behalf of the Selling Securityholders listed below concerning the Common Stock that may be offered from time to time by each such Selling Stockholder. We have based percentage ownership on 21,441,416 shares of Common Stock outstanding as of September 20, 2024. Capitalized terms not otherwise defined herein shall have the meaning given in the Prospectus.

SELLING SECURITYHOLDERS
This prospectus relates to the offer and sale by Yorkville of (i) 5,375,000 shares of Common Stock issuable pursuant to a Pre-Paid Advance under the SEPA and (ii) up to 20,000,000 shares of Common Stock that we may, in our discretion, elect to issue and sell to Yorkville, from time to time after the date of this prospectus, pursuant to the SEPA. We are registering the shares of Common Stock included in this prospectus pursuant to the provisions of the SEPA in order to permit Yorkville to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the SEPA, and as set forth in the section entitled “Plan of Distribution” in this prospectus, Yorkville has not had any material relationships with us within the past three years.

The table below presents information regarding Yorkville and the shares of Common Stock that may be resold by Yorkville from time to time under this prospectus. This table is prepared based on information supplied to us by Yorkville and reflects holdings as of April 1, 2024. The number of shares in the column “Maximum Number of Ordinary Shares to be Offered Pursuant to this Prospectus” represents all of the shares of Common Stock being offered for resale by Yorkville under this prospectus. Yorkville may sell some, all or none of the shares being offered for resale in this offering. We do not know how long Yorkville will hold the shares before selling them, and we are not aware of any existing arrangements between Yorkville and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of our shares of Common Stock being offered for resale by this prospectus.

This prospectus also relates to the offer and sale from time to time by the Selling Securityholders of up to 7,513,728 shares of Common Stock (including 889,364 shares issuable upon exercise of warrants held by the Selling Securityholders) and 889,364 warrants, which either acquired shares of our Common Stock from us (x) in private offerings pursuant to exemptions from registration under Section 4(a)(2) of the Securities Act in connection with a private placement concurrent with the IPO, (y) in connection with the Business Combination, or (z) in a distribution by the Sponsor to its members of its shares which were acquired by the Sponsor pursuant to (x) above. Pursuant to the Registration Rights Agreement, the Insider Registration Rights Agreement and the Warrant Agreement, we agreed to file a registration statement with the SEC for the purposes of registering for resale (i) the Sponsor’s Warrants, (ii) the shares of Common Stock that may be issued upon exercise of the Sponsor’s Warrants and (iii) the shares of our Common Stock issued to the Selling Securityholders that are subject of either the Registration Rights Agreement or the Insider Registration Rights Agreement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in the Common Stock or warrants other than through a public sale.

Except as set forth in the footnotes below, the following table sets forth, based on written representations from Yorkville and the other Selling Securityholders, certain information as of April 1, 2024 regarding the beneficial ownership of our Common Stock and Warrants by Yorkville and the other Selling Securityholders and the shares of Common Stock being offered by the Selling Securityholders (“Registrable Securities”). The applicable percentage ownership of Common Stock is based on approximately 21,441,416 shares of Common Stock outstanding as of September 20, 2024. The number of shares issuable upon conversion of the Sponsor’s Warrants, the Pre-Paid Advance and the SEPA represent management’s reasonable estimates based on information available at this time and are subject to update for actual VWAP and other market figures as of the applicable time of conversion, as well as any adjustments to the applicable conversion price.

Information with respect to shares of Common Stock owned beneficially after the offering assumes the sale of all of the shares of Common Stock offered and no other purchases or sales of our Common Stock. The Selling Securityholders may from time to time offer and sell any or all of the Common Stock and warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that Yorkville and the other Selling Securityholders have sole voting and investment power with respect to all shares of Common Stock and Warrants that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Securityholders, no Selling Securityholder is a broker-dealer or an affiliate of a broker-dealer.

Up to 23,000,000 shares of Common Stock issuable upon exercise of the Public Warrants and which are also the subject of this prospectus are not included in the table below.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Warrants Being Offered	Shares Beneficially Owned After the Offering
Name of Selling Stockholder	Shares(1)	%(30)			Shares
Dr. Avi S. Katz (2)(3)(4)(23)	212,186	*	212,186	25,116	-
John C. Klock & Cynthia L. Klock Trust Dated 7/27/07 (5)	2,881,140	13.4%	2,881,140	-	-
William Blair & Company, L.L.C. (6)	740,000	3.5%	740,000	-	-
Biotex Pharma Investments II, LLC (7)	530,086	2.5%	530,086	-	-
Biotex Pharma Investments, LLC (8)	547,696	2.6%	547,696	-	-
Kenneth G. Hungerford Trust (9)	459,421	2.1%	459,421	-	-
BD Winston Family, Ltd. (10)	444,858	2.1%	444,858	-	-
YA II PN, LTD (11)	500,000	2.3%	25,375,000	-	500,000
ICR (12)	10,000	*	10,000	-	-
Sea Otter Trading, LLC (13)	71,393	*	4,200	-	67,193
Lynrock Lake LP (1)(14)(23)	1,920,721	9.0%	2,178,589	257,868	-
Greenhaven Road Capital Fund 2, LP (1)(156)(23)	690,096	3.2%	690,096	81,683	-
Greenhaven Road Capital Fund 1, LP (1)(15)(23)	676,431	3.1%	676,431	80,066	-
Meteora Special Opportunity Fund i, LP (1)(16)(23)	80,637	*	80,637	9,545	-
BlackPoint LT Partners, LLC-Series Sponsor 1, Ltd. (1)(17)(23)	726,196	3.4%	726,196	85,956	-
Shorefield Global Limited (1)(18)(23)	608,469	2.8%	608,469	72,022	-
CPC Sponsor Opportunities I, LP (1)(21)(23)	331,617	1.5%	331,617	39,252	-
CPC Sponsor Opportunities I (Parallel), LP (1)(21)(23)	276,854	1.3%	276,854	32,770	-
Reflective Partners Fund I, LLC (1)(20)(23)	63,126	*	63,126	7,472	-

Cavalry Investment Fund LP (1)(21)(23)	586,123	2.7%	586,123	69,376	-
Saba Capital Master Fund, Ltd. (1)(28)(23)	213,908	*	213,908	25,320	-
405 MSTV I Fund(1)(28)(23)	10,977	*	10,977	1,299	-
Portfolio AC, C.V. (1)(29)(23)	79,343	*	79,343	9,391	-
Boaz Weinstein(1)(23)	3,262	*	3,262	386	-
Anil Chaudhry (1)(23)	53,246	*	53,246	6,302	-
Don Errigo (1)(23)	68,079	*	68,079	8,058	-
Andrea Betti-Berutto (1)(23)	68,079	*	68,079	8,058	-
Raanan Horowitz (1)(23)	68,079	*	68,079	8,058	-
Enrico Saggese (1)(23)	22,694	*	22,694	2,686	-
Peter Wang (1)(23)	45,389	*	45,389	5,373	-
The Terry and Dorothy Hayes Family Trust (1)(23)(24)	45,671	*	45,671	5,406	-
John Dexheimer (1)(23)	17,749	*	17,749	2,101	-
James and Kimberly Fanucchi Living Trust UTD November 12, 2007 (1)(23)(25)	17,749	*	17,749	2,101	-
Brad Weightman (1)(23)(27)	22,694	*	22,694	2,686	-
Ram Ofir (1)(23)	19,511	*	19,511	2,310	-
Beverly Meagher (1)(23)	17,749	*	17,749	2,101	-
Joseph and Nancy Lazzara Family Trust (1)(23)(26)	22,151	*	22,151	2,622	-
Neil Miotto (1)(4)(23)	74,888	*	74,888	8,864	-
Dr. Raluca Dinu (1)(4)(22)(23)	212,184	*	212,184	25,115	-

*	Less than 1%

(1)	Includes shares of Common Stock underlying warrants that are exercisable within 60 days.

(2)	The business address for this person is 1731 Embarcadero Road, Suite 200, Palo Alto, California 94303.

(3)
Dr. Katz is a member of our Board and co-founder of GigCapital5. Prior to the Closing of the Business Combination, he served as a member and Executive Chairman of GigCapital5’s board of directors. See “Management.”

(4)	Includes shares of Common Stock and warrants that were transferred by GigFounders, LLC through a distribution in-kind to its members.

(5)
John C. Klock & Cynthia L. Klock Trust Dated 7/27/07 is a trust formed for the benefit of and managed by John Klock, a director of the Company. The business address of such Selling Securityholder is 340 Willow Road, Nicasio, California 94946.

(6)
The business address for this entity is 150 N. Riverside Plaza, 43rd Floor, Chicago, Illinois 60606. William Blair & Company, L.L.C. received 740,000 shares of Common Stock as compensation for investment banking services rendered to our predecessor.

(7)
Biotex Pharma Investments II, LLC is an investment vehicle managed by Odyssey Life Science Holdings, LLC (f/k/a GPB Life Science Holdings, LLC), a wholly-owned subsidiary of GPB Holdings, LP (“H1”), and the majority unitholder of Biotex Pharma Investments II, LLC. All investment decisions for Biotex Pharma Investments II, LLC are made by Robert Chmiel in his capacity as the sole Manager of GPB Capital Holdings, LLC, the General Partner of H1. The business address of such Selling Securityholder is 55 Old Field Point Road, Suite 1E, Greenwich, Connecticut 06830.

(8)
Biotex Pharma Investments, LLC is an investment vehicle managed by Robert Kessler and Rina Chernaya. All investment decisions for Biotex Pharma Investments, LLC are made by Robert Kessler and Rina Chernaya. The business address of such Selling Securityholder is 12091 Neptune Peak Drive, Boynton Beach, Florida 33473.

(9)
Kenneth G. Hungerford Trust is a trust formed for the benefit of Kenneth G. Hungerford and managed by Kenneth G. Hungerford. The business address of such Selling Securityholder is 2471 Riveredge Drive SE, Grand Rapids, Michigan 49546.

(10)
BD Winston Family, Ltd. is a trust formed for the benefit of the Winston Family and managed by Benjamin D. Winston. The business address of such Selling Securityholder is 203 S First Street, Lufkin, Texas 75901.

(11)
YA II PN, LTD, a Cayman Islands exempt limited partnership, is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. All investment decisions for YA II PN, LTD are made by Yorkville LLC’s President and Managing Member, Mr. Mark Angelo. The business address of YA II PN, LTD is 1012 Springfield Avenue, Mountainside, NJ 07092. Includes 500,000 shares of Common Stock that remain of the 1,000,000 Yorkville Company Shares that YA II PN, LTD received as a result of conversion pursuant to the terms of the Business Combination Agreement of shares in QT Imaging that it owned prior to the Closing of the Business Combination, follow the sale of the other 500,000 shares of Yorkville Company Shares. As the issuance by the Company of all such Yorkville Company Shares were registered under the registration statement on Form S-4 of the Company initially filed on February 14, 2023, they are not being registered under this prospectus and we assume that they will therefore remain outstanding after the offering.

(12)
ICR is Interest Solutions, LLC (“ICR”), an affiliate of ICR, LLC, an investor relations firm providing services to our predecessor, GigCapital5. The investor is managed by ICR, LLC. The business address of such Selling Securityholder is 761 Main Avenue, Norwalk, Connecticut 06851.

(13)
The business address of this entity is 1111 Brickell Avenue, Suite 2920, Miami, Florida 33131. Sea Otter Trading, LLC received 4,200 shares of Common Stock as compensation for services rendered to the Company. Investment decisions are made by Nicholas Fahey.

(14)
Shares held by Lynrock Lake Master Fund LP. Lynrock Lake LP is the investment manager of Lynrock Lake Master Fund LP, and pursuant to an investment management agreement, Lynrock Lake LP has been delegated full voting and investment power over the shares held by Lynrock Lake Master Fund LP. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake LP, may be deemed to exercise voting and investment power over the shares held by Lynrock Lake Master Fund LP. Pursuant to the terms of the Warrant Agreement that governs the warrants for the purchase of shares of Common Stock held by Lynrock Lake Master Fund LP, Lynrock Lake Master Fund LP has elected to not have the right to exercise such warrant, to the extent that after giving effect to such exercise, it would beneficially own in excess of 4.9% of the shares of Common Stock issued and outstanding immediately after giving effect to such exercise. The address of the foregoing entities is c/o Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York 10573.

(15)
Greenhaven Road Investment Management, LP, the authorized agent of Greenhaven Road Capital Fund 1, LP (“Fund 1”) and Greenhaven Road Capital Fund 2, LP (“Fund 2”), has discretionary authority to vote and dispose of the shares held by Fund 1 and Fund 2 and may be deemed to be the beneficial owner of these shares. Scott Stewart Miller, in his capacity as investment manager of Greenhaven Road Investment Management, LP, may be deemed to have investment discretion and voting power over the shares held by Fund 1 and Fund 2. Fund 1, Fund 2, and Mr. Miller disclaim any beneficial ownership of these shares. The address of the foregoing individual and entities is 8 Sound Shore Drive, Suite 190, Greenwich, Connecticut 06830.

(16)
Voting and investment power over the shares held by Meteora Special Opportunity Fund i, LP resides with its investment manager, Meteora Capital, LLC (“Meteora Capital”). Mr. Vikas Mittal (“Mr. Mittal”) serves as the Managing Member of Meteora Capital and may be deemed to be the beneficial owner of the shares held by such entity. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individual and entities is c/o Meteora Capital, LLC, 840 Park Dr E, Boca Raton, Florida 33432.

(17)
SkyView Investment Advisors, LLC, the authorized agent of BlackPoint LT Partners, LLC-Series Sponsor 1, Ltd. has discretionary authority to vote and dispose of the shares held by BlackPoint LT Partners, LLC Series Sponsor 1, Ltd. and may be deemed to be the beneficial owner of these shares. William Carroll and Chris Turi, in their capacity as investment managers of SkyView Investment Advisors, LLC, may be deemed to have investment discretion and voting power over the shares held by BlackPoint LT Partners, LLC Series Sponsor 1, Ltd. BlackPoint LT Partners, LLC Series Sponsor 1, Ltd., Mr. Carroll and Mr. Turi disclaim any beneficial ownership of these shares. The address of the foregoing individuals and entities is 595 Shrewsbury Ave, Suite 203, Shresbury, New Jersey 07702.

(18)
Stephen King, in his capacity as sole director of Shorefield Global Limited, may be deemed to have investment discretion and voting power over the shares held by Shorefield Global Limited. The address of the individual and entity is 22/F Lyndhurst Tower, 1 Lyndhurst Terrace, Central Hong Kong.

(19)
Carnegie Park Capital LLC (“CPC”) is the investment manager for each of CPC Sponsor Opportunities I, LP and CPC Sponsor Opportunities I (Parallel), LP (collectively, the “CPC Funds”). Mr. Edward T. Chen (“Mr. Chen”) serves as the Managing Partner of CPC and exercises sole voting and dispositive power over the shares owned by the CPC Funds. Accordingly, Mr. Chen may be deemed to beneficially own the shares owned by the CPC Funds. However, Mr. Chen disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Chen may have therein, directly or indirectly. The address of the foregoing individual and entities is c/o Carnegie Park Capital LLC, 200 East 94th Street, Suite 2109, New York, New York 10128.

(20)
Erik W. Thoreson, in his capacity as manager of Reflective Partners Fund I, LLC, may be deemed to have investment discretion and voting power over the shares held by Reflective Partners Fund I, LLC. The address of the individual and entity is 2101 Pearl Street, Boulder, Colorado 80302.

(21)
Voting and investment power over the shares held by Cavalry Investment Fund LP resides with Thomas Walsh (“Mr. Walsh”), the Manager of Cavalry Investment Fund LP. Mr. Walsh may be deemed to be the beneficial owner of the shares held by such entity. Mr. Walsh, however, disclaims any beneficial ownership of the shares held by such entity. The address of the foregoing individual and entities 1111 Brickell Ave, Suite 2920, Miami FL 33131.

(22)
Dr. Dinu serves as our Chief Executive Officer and was the Chief Executive Officer of GigCapital5. Prior to the Closing of the Business Combination she served as a member of GigCapital5’s board of directors. See “Management.”

(23)
The shares of Common Stock and the warrants for the purchase of shares of Common Stock (and the shares of Common Stock into which these warrants are exercisable) were distributed by the Sponsor to its members. Such shares and warrants were acquired by the Sponsor in connection with the closing of GigCapital5’s initial public offering in a private placement of units containing one share of Common Stock and one warrant for a purchase price of $10.00 per unit.

(24)
Dorothy Hayes is a trustee of The Terry and Dorothy Hayes Family Trust. Ms. Hayes was a member of the board of directors of GigCapital5 prior to the Closing of the Business Combination. The shares of Common Stock and the warrants for the purchase of shares of Common Stock (and the shares of Common Stock into which these warrants are exercisable) were distributed by the Sponsor to The Terry and Dorothy Hayes Family Trust.

(25)
James Fanucchi, in his capacity as trustee of the James & Kimberly Fanucchi Living Trust UTD November 12, 2007, may be deemed to have investment discretion and voting power over the shares held by the James & Kimberly Fanucchi Living Trust UTD November 12, 2007. The address of the James & Kimberly Fanucchi Living Trust UTD November 12, 2007 is 12123 Brookglen Dr., Saratoga, California 95070.

(26)
Joseph J. Lazzara, in his capacity as trustee of the Joseph & Nancy Lazzara Family Trust, may be deemed to have investment discretion and voting power over the shares held by the Joseph & Nancy Lazzara Family Trust. The address of the Joseph & Nancy Lazzara Family Trust is 1406 Saint Kitty Lane, Foster City, California 94404.

(27)
Mr. Weightman was the Chief Financial Officer of GigCapital5 prior to the Closing of the Business Combination. The shares of Common Stock and the warrants for the purchase of shares of Common Stock (and the shares of Common Stock into which these warrants are exercisable) were distributed by the Sponsor to Mr. Weightman.

(28)
Saba Capital Management, L.P. is the investment manager for each of Saba Master Fund, Ltd. and 405 MSTV I LP (together, the “Saba Funds”). Mr. Boaz Weinstein (“Mr. Weinstein”) serves as the general partner of Saba Capital Management, L.P. and Michael D’Angelo (“Mr. D’Angelo”) serves as its investment manager, such that either may be deemed to have investment discretion and voting power over the shares held by the Saba Funds. Mr. Weinstein and Mr. D’Angelo, however, each disclaim any beneficial ownership of the shares held by the Saba Funds. The address of the foregoing individual and entities is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(29)
APG Asset Management US Inc. is the director and general partner of Portfolio AC, C.V. Matilde Segarra services as the President and Chief Executive Officer of APG Asset Management US Inc. such that Matilde Segarra may be deemed to have investment discretion and voting power over the shares held by Portfolio AC C.V. Matilde Segarra, however, disclaims any beneficial ownership of the shares held by Portfolio AC, C.V. The address of the foregoing individual and entities is 666 Third Ave., 2nd Floor, New York, NY 10017.

(30)	Based on the total of 21,441,416 shares of Common Stock outstanding as of September 20, 2024.